Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 29, 2023

VIA EDGAR CORRESPONDENCE

Sally Samuel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund VIII, on behalf of First Trust Active Global Quality Income ETF, a series of the Registrant File No. 333-272953

Dear Ms. Samuel:

We received your oral comments via telephonic conference on August 29, 2023 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund VIII, on behalf of First Trust Active Global Quality Income ETF, a series of the Registrant (the “Fund” or the “Acquiring Fund” and, together with First Trust Dynamic Europe Equity Income Fund (the “Target Fund”), the “Funds”) filed on June 27, 2023 and amended on August 22, 2023 and August 28, 2023. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

DISCLOSURE COMMENTS

Comment 1

On page 67 of the Prospectus it states, “Pursuant to NYSE Rule 452, broker-dealers that are members of the NYSE and that have not received instructions from a customer prior to the date specified in the broker-dealer’s request for voting instructions may not deliver uninstructed shares (broker non-votes) and may not vote such customer’s shares on the Proposal being considered at the Meeting.” Please revise this sentence to indicate that broker-dealers who are not members of the NYSE may also be subject to similar rules regarding broker non-votes.

Division of Investment Management

August 29, 2023

Response to Comment 1

The disclosure will be revised in the final 497 filing to indicate that broker-dealers generally may be subject to rules similar to NYSE Rule 452 regarding broker non-votes.

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Please call me at (312) 845-3850 or Myles O’Kelly at (312) 845-2974 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler LLP
By:	/s/ Roy Kim
Roy Kim

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman